FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 26, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.
Fiscal Year 2006

Revenues Announcement
Nine Months Ended June 30, 2006

• Third quarter revenues up 13% over the prior-year period, including the effect of the Easter vacation shift and increased attendance and occupancy
• Year-to-date revenues up 4% over the prior-year period, reflecting attendance and hotel occupancy growth
• Buzz Lightyear Laser Blast® opened April 8, 2006 to wide guest acclaim

(Marne-la-Vallée, July 26, 2006) Euro Disney S.C.A. (the “Company”), parent company of Euro Disney Associés S.C.A., operator of Disneyland Resort Paris, announced today that total revenues for its consolidated group (the “Group”) grew 13% to € 286.6 million over the prior-year quarter, reflecting 15% growth in Resort Segment revenues due to theme parks revenue growth of 18% and revenue growth of 14% for the Hotels and Disney Village. Revenues from the Real Estate Segment decreased € 3.7 million versus the prior-year quarter. Revenues for the nine months ended June 30, 2006 increased 4% to € 754.0 million.

Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“I am pleased with year-to-date revenues and especially with third quarter’s, as well as with the success of the opening of Buzz Lightyear Laser Blast®, the first step of our multi-year investment program. These results reflect the Group’s strategy of increasing growth through innovative marketing and sales efforts as well as a multi-year investment program. This performance is encouraging as we enter into the important summer months.”

Revenues for the Quarter Ended June 30, 2006

Total revenues increased 13% to € 286.6 million compared to the prior-year amount of € 254.1 million. The increase is driven by stronger attendance in the theme parks and hotel occupancy, partially offset by a slight decrease in hotel spending per room due to special vacation package offers.

The Resort Segment revenues increased by 15% versus the prior-year period. As communicated in the Company’s press release dated April 27, 2006 on first half 2006 results, the Easter vacation period occurred during the second quarter in fiscal year 2005 and in the third quarter of fiscal year 2006, partially contributing to the year-over-year growth of the third quarter.

	Quarter Ended June 30		Variation
(unaudited, € in millions)	2006	2005 (1)	Amount	%
Segment Revenues
Theme Parks	160.7	136.6	24.1	18%
Hotels and Disney Village	109.4	95.7	13.7	14%
Other	15.2	16.8	(1.6)	(10)%
Resort Segment	285.3	249.1	36.2	15%

Real Estate Segment	1.3	5.0	(3.7)	(74)%
Total Revenues	286.6	254.1	32.5	13%

(1) Prior-year revenues have been restated for comparative purposes to conform to IFRS recognition and measurement principles. Previously reported revenues for the three months ended June 30, 2005 under French accounting principles were € 261.3 million. The primary impact of the adoption of IFRS on the Group’s revenues was the treatment of revenues from the sale to guests of third-party provided travel services, which under IFRS are recorded net of the related costs.

Theme Parks revenues increased 18% over the prior-year quarter to reach € 160.7 million, primarily reflecting higher theme park attendance, which benefited from the shift of Easter vacation, and enhanced marketing and sales offers implemented in conjunction with the opening of Buzz Lightyear Laser Blast®, the first new attraction of the Group’s multi-year investment plan. The increase also reflected higher occupancy in the Group’s hotels, as discussed below.

Hotels and Disney Village revenues increased 14% over the prior-year quarter to reach € 109.4 million, reflecting improved occupancy driven by new pricing offers, partially offset by a decrease in hotel spending per room. Occupancy for the quarter also benefited from the shift of Easter vacation.

Revenues for the Nine Months Ended June 30, 2006

Total revenues increased 4% for the nine months ended June 30, 2006 to € 754.0 million compared to the prior-year amount of € 728.2 million.

	Nine Months Ended June 30		Variation
(unaudited, € in millions)	2006	2005 (1)	Amount	%
Segment Revenues
Theme Parks	397.7	382.2	15.5	4%
Hotels and Disney Village	293.0	282.3	10.7	4%
Other	46.5	49.0	(2.5)	(5)%
Resort Segment	737.2	713.5	23.7	3%

Real Estate Segment	16.8	14.7	2.1	14%
Total Revenues	754.0	728.2	25.8	4%

(1) Prior-year revenues have been restated for comparative purposes to conform to IFRS recognition and measurement principles. Previously reported revenues for the nine months ended June 30, 2005 under French accounting principles were € 755.4 million. The primary impact of the adoption of IFRS on the Group’s revenues was the treatment of revenues from the sale to guests of third-party provided travel services, which under IFRS are recorded net of the related costs.

Theme Parks revenues increased 4% over the prior-year to reach € 397.7 million, reflecting primarily higher attendance and a slight increase in per guest spending.

Hotels and Disney Village revenues increased 4% over the prior-year to reach € 293.0 million, reflecting higher occupancy rates.

Revenues generated by the Real Estate Segment increased from the prior year due to increased land sales of residential property, primarily near the Resort’s golf course.

Update on new investment program and strategic initiatives

On April 8, 2006, Buzz Lightyear Laser Blast® opened in Discoveryland at the Disneyland Park. Buzz Lightyear Laser Blast® is an interactive ride adventure featuring Buzz Lightyear and characters inspired by the Walt Disney Pictures presentation of the Pixar Animation Studios film, Toy Story 2.

Beginning with fiscal year 2007, new additions are planned in the Walt Disney Studios Park. First, an exciting new area consisting of multiple new attractions, Toon Studios, is scheduled to open. Toon Studios will be followed by the Tower of Terror, which has been extremely popular in the U.S. parks, scheduled to open in fiscal year 2008.

These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience and are expected to drive attendance and occupancy growth as well as increases in guest spending. In parallel, the Group will continue to propose new product offers to targeted markets to adapt to ever-changing market circumstances. For example, during the third quarter of fiscal year 2006, the Group made special offers to certain works councils (“Comités d’Entreprises”) as well as a specially priced ticket, the “Francilien”, which was marketed in the Ile-de-France region.

Adoption of International Financial Reporting Standards

The Group adopted International Financial Reporting Standards (“IFRS”) as of the beginning of fiscal year 2006. A transition report detailing the impacts of the implementation on the Group’s opening balance sheet in IFRS and the restatement of fiscal year 2005 financial statements in IFRS was available to the shareholders for the Annual General Meeting of Euro Disney S.C.A. and has been included in the Group’s Reference Document published on April 21, 2006 under the number R. 06-034. This transition report has also been posted on the Group’s website at www.eurodisney.com. All prior-year figures provided for comparative purposes in this revenues release have been restated from French accounting principles to conform to IFRS recognition and measurement principles.

Press Contact	Investor Relations
Pieter Boterman	Olivier Lambert
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : olivier.lambert@disney.com

Corporate Communication
Jeff Archambault
Tel: +331 64 74 59 50
Fax: +331 64 74 59 69
e-mail : jeff.archambault@disney.com

Next Scheduled Release:    Year End 2006 Earnings in November 2006

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

The Group operates Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms (excluding 2,374 additional third-party rooms located on the site), two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group’s operating activities also include the development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney S.C.A.’s shares are listed and trade on Euronext Paris.

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Group, as well as from developments beyond the Group’s control, including changes in political or economic conditions. Other factors that may affect results are identified in the Group’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: July 26, 2006

	By:	/s/ KYLE BRADSHAW
Name: Kyle BRADSHAW
Title: Finance Vice President
Controller and Chief Accounting Officer